UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File 001 — 33175

Vedanta Limited

(Formerly known as Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

The Board of Directors of Vedanta Limited (formerly known as Sesa Sterlite Limited/Sesa Goa Ltd.) today has approved the appointment of Ms. Anuradha Dutt (DIN 00145124) as Additional Independent Director. The appointment is further subject to the approval of the Shareholders of the Company.

Consequent to the appointment of Ms. Dutt, the Board of the Company will comprise of eight directors comprising of four Independent Directors (including two women directors) and four Whole-Time Directors, with Mr. Navin Agarwal as the Executive Chairman.

Ms. Anuradha Dutt is a prominent member of the legal community and brings more than three decades of experience in the legal field and has made substantial contributions to the field of law. Ms. Dutt earned her LL.M. from Columbia University, New York, USA, and her LL.B. from University of Delhi and has done her undergraduate degree in B.A. (Honours) History from St. Stephens’ College, Delhi University.

The rich experience of Ms. Dutt will bring diversity of thought, experience, knowledge and perspective and will help the Board in discharging its responsibility and meeting the expectation of the stakeholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary